

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Cecil Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

   Re: Falcon's Beyond Global, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2023
   Filed April 29, 2024
   File No. 1-41833

Dear Cecil Magpuri:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services